

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 19, 2009

Via U.S. Mail and facsimile to (831) 429-8095

Mr. Ken Kannappan
Chief Executive Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060

      Re: Plantronics, Inc.
              Form 10-K for the fiscal year ended March 29, 2008
              Filed May 27, 2008
              File No. 001-12696

Dear Mr. Kannappan:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended March 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 44

1.   We note that you recorded approximately $113 million of impairments in goodwill and intangible assets associated with your AEG reporting unit in the third quarter of fiscal 2009. We also note that your critical accounting policy

disclosures included in the Form 10-Qs for fiscal year 2009 remained unchanged from the disclosures included in the March 31, 2008 Form 10-K. In this regard, it appears that your disclosures in this section did not adequately address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements associated with goodwill, other intangible and long-lived assets.

We also note that you performed an interim goodwill impairment test of your two reporting units at December 31, 2008. As a result, you recorded an impairment charge for 100% of the goodwill associated with the AEG reporting unit. You also determined that the $14 million goodwill associated with the ACG reporting unit was not impaired. Please provide us with the fair value and the carrying value of the ACG reporting unit at the date you completed the impairment test. If the fair value did not exceed the carrying value by a significant amount, we believe that you should significantly expand your critical accounting policy to provide additional qualitative and quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of goodwill, as well as the risk that additional impairment charges may need to be recorded in future periods. Specifically, provide a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more susceptible to changes and that could have a significant impact in the determination of the fair value of the ACG reporting unit. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

2.   We note that you also performed an impairment test of your indefinite-lived assets that resulted in a $40.5 million partial impairment of the Altec Lansing trademark and trade name. Expand your disclosures to quantify the major changes in your assumptions that contributed to the impairment charge. For instance, we note that you adjusted the discount rate from 14% to 15% to reflect the current volatility of the stock prices of public companies within the consumer electronics industry. We also note that the fair value and the carrying value of the Altec Lansing trade name were $18.6 million at December 31, 2008. Therefore, we believe that you should significantly expand your critical accounting policy to provide additional qualitative and quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of the Altec Lansing trade name, as well as the risk that additional impairment charges may need to be recorded in future periods. Specifically, provide a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more

susceptible to changes and that could have a significant impact in the determination of the fair value of the Altec Lansing trade name.

3.   We refer to the impairment test of your long-lived assets that resulted in a partial impairment. You recognized a non-cash intangible asset impairment charge of $18.2 million, of which $9.1 million related to technology, $6.7 million related to customer relationships and $2.4 million related to the inMotion trade name. You also recorded an impairment charge of $4.1 million related to property, plant and equipment. Expand your disclosures to quantify the impact of changes in your assumptions for each significant contributing factor (decline in forecasted revenues, operating margin and cash flows related to the AEG segment) in the determination of the undiscounted future cash flows and the resulting impairment charge. In addition, tell us and disclose separately the amount of intangible assets and property, plant and equipment attributable to the AEG and ACG units of accounting under SFAS 144. If there is a significant remaining carrying value of the AEG unit of accounting, we believe that you should significantly expand your critical accounting policy to provide additional qualitative and quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your long-lived assets as well as the risk that additional impairment charges may need to be recorded in future periods. Specifically, provide a quantitative and qualitative sensitivity analysis underlying the methodologies and assumptions that are more susceptible to changes and that could have a significant impact in the determination of the fair value of the AEG unit of accounting.

Expand your MD&A to provide a transparent discussion of the impact that changes in your assumptions (that resulted in the significant impairment charge of your AEG segment) will have in future operating results and liquidity. Specifically, we note your disclosure referring to the decline in forecasted revenues, operating margin and cash flows related to the AEG segment.

Please refer to the guidance provided in the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

4.   We note that in connection with the impairment charges recorded in the third quarter of fiscal 2009, you recognized significant deferred tax benefits related to the impairments of indefinite-lived and long-lived assets. We also note that you did not have a deferred tax asset valuation allowance at March 31, 2008. In view of the significant subsequent increase in your deferred tax asset balance associated with the impairment charges, tell us in detail, addressing SFAS 109, how you concluded that you are not required to recognize a deferred tax asset valuation allowance.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

5.   In the second bullet point from the bottom of page 36, you disclose that you use internal tally sheets in making executive compensation decisions. In future filings if you use tally sheets, please disclose what information is contained on your tally sheets and how such information specifically impacted your executive compensation decision. *See* "Staff Observations in the Review of Executive Compensation Disclosure," which can be found at www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

6.   Item 402(b)(xiv) requires you to identify elements of benchmarked compensation and the component companies that you use to develop such benchmarks. In the third paragraph on page 37, it appears that you have used benchmarks for base salaries and equity grants. However, it is not clear how you benchmarked your compensation against those contained in the various cited surveys. For example, you indicate that you evaluated your compensation levels "relative to [your] primary peers and the broader industry," but then later indicate that because the company has no direct competitors in the United States the company considered three broad-based indices supplied by Mercer.

In future filings, please disclose the benchmarks that you have developed, the component companies that are part of the surveys and databases that you have used, and explain why and how you have varied in the application of your benchmarks.

Variable Pay Programs, page 37

7.   You write in the second to last paragraph on page 37 that you pay cash awards under the Quarterly Incentive Plan if your executives meet certain "objective financial goals" or "subjective goals." However, you do not describe the specific performance targets for your executives under the Quarterly Incentive Plan (e.g, the specific EPS amount is omitted) as you do for the Annual Incentive Plan.

In future filings, please disclose the performance targets for your Quarterly Incentive Plan. If you use subjective performance targets, please discuss the criteria and factors that the compensation committee uses to measure executive performance and please evaluate and describe an executive's performance.

8.   You must explain how you determine the amount of each compensation element and how you take into account corporate and individual performance when

making compensation decisions. On page 43, note (3) to the Summary Compensation Table lists the cash awards made to your executives under the Quarterly Incentive Plan and Annual Incentive Plan. For instance, as you disclosed in the second to last paragraph on page 40, it is evident that Mr. Kannappan received $276,076 (which is 45% of his base salary) as his quarterly incentive because he met 100% of his quarterly GAAP EPS. However, you do not explain how and upon what criteria the other executives received their quarterly cash incentives. Beyond disclosing in the second paragraph on page 38 that executives "were paid between 44% and 100% of their quarterly incentive targets," in future filings, please explain in more detail why and how the other executives received their quarterly cash incentives.

9.   Also, as you disclose in the first paragraph on page 41, Mr. Kannappan received $447,242 as his annual cash incentive because the formula used was 45% * $613,500 (his annual salary) * 1.62. If such formulas were used for the other executives, please disclose them and explain in more detail why and how other executives received their annual cash incentives. Here, pursuant to Item 402(e), please consider providing a narrative description to help investors understand the tables required by Items 402(c) and (d).

Stock Options and Restricted Stock Grants in Fiscal Year 2008 and Fiscal Year 2009, page 39

10.   Pursuant to Items 402(b)(1)(v), (b)(2)(v), and (b)(2)(vii), in future filings please explain how you applied each individual "executive's past performance, future contribution potential and other compensation elements" (as you write in the last bullet point on page 39) when making equity grants.   For instance, please analyze and discuss in more detail how does Mr. Kannappan's past performance, future contribution potential, and other compensation elements (as well as the performances and contributions of other named executive officers) factor into determining that he should receive 15,000 shares of restricted stock and 50,000 options.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director